AB 3/4

SECU 08026517 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C3 Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West End Avenue #12B
(No. and Street)

New York	NY	10023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Banat 212-580-8865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Banat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C3 Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denett Whitford
State of NY Notary Public
Reg. #01WH5038652
Greene County
My Commission Expires
January 30, 2011

Notary Public

Signature

Chief Compliance Officer & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C3 CAPITAL, LLC

AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

Member
C3 Capital, LLC

In planning and performing our audit of the financial statements of C3 Capital, LLC ("the Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with JHI

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 27, 2008

C3 CAPITAL, LLC

FINANCIAL STATEMENTS WITH AUDITORS' REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Member
C3 Capital, LLC

We have audited the accompanying statement of financial condition of C3 Capital, LLC as of December 31, 2007 and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C3 Capital, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 27, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

C3 CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 55,671

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 9,478
MEMBER'S EQUITY	46,193
	$ 55,671

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

FEE REVENUE		$ 342,968
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	$ 52,705	
Licensing and regulatory fees	7,657	
Commissions and fees	24,469	
Other	12,293	
Total General and Administrative Expenses		97,124
NET INCOME		$ 245,844

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

NET INCOME	$ 245,844
DISTRIBUTIONS	(337,000)
DECREASE IN MEMBER'S EQUITY	(91,156)
MEMBER'S EQUITY	
Beginning of year	137,349
End of year	$ 46,193

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 245,844
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable and accrued expenses	2,504
Net cash provided by operating activities	248,348
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital distribution	(337,000)
DECREASE IN CASH	(88,652)
CASH	
Beginning of year	144,323
End of year	$ 55,671

See notes to financial statements.

1. BUSINESS DESCRIPTION

C3 Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Fee income is derived from services rendered in connection with the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is not subject to Federal or state income taxes, which are the responsibility of the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

An entity which is owned by the owner of the Company provides certain administrative services to the Company at no charge.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

At December 31, 2007, the Company's net capital under the rule was $46,193, which exceeded required net capital of $5,000 by $41,193 and the ratio of aggregate indebtedness to net capital was .21 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

C3 CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

MEMBER'S EQUITY	$ 46,193
NON-ALLOWABLE ASSETS	-
NET CAPITAL	46,193
MINIMUM NET CAPITAL REQUIRED $5,000 or 6-2/3% of aggregate indebtedness of $9,478, whichever is greater	5,000
EXCESS NET CAPITAL	$ 41,193
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 9,478
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.21

C3 CAPITAL, LLC

AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2007

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying auditors' report and as reported by C3 Capital, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2007.

END